Amazonia Celular                                     GSM Edge


TELE NORTE CELULAR PARTICIPACOES S.A.                      AMAZONIA CELULAR S.A.
CPNJ: 02.558.154/0001-29                                CPNJ: 02.340.278/0001-33
NIRE: 53.300.00576-1                                        NIRE: 15.300.01829-3


                                  Material Fact

In compliance with CVM Instruction 358/02, Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A., publicly held companies, inform that International Equity Investments Inc., as the sole shareholder of CVC/Opportunity Equity Partners LP (CVC LP), on the night of March 09, 2005, sent a notice informing about the ousting of CVC/Opportunity Equity Partners, Ltd. ("CVC Ltd.") from the management of CVC LP, having designated as a substitute, a new company incorporated abroad, at an undisclosed date, named Citigroup Venture Capital International Brazil LLC ("CVC International Brazil"). It was also informed that CVC International Brazil entered into, at an unknown date and terms, "shareholders' agreements with Investidores Institucionais Fundo de
Investimento em Acoes, Caixa de Previdencia dos Funcionarios do Banco do Brasil
- Previ, Fundacao dos Economiarios Federais - Funcef and Petros - Fundacao Petrobras de Seguridade Social" which, according to the notice, have full force and effect conditioned to the occurrence of certain undisclosed conditions, among which the implementation of the designation of CVC International Brazil as the new manager of CVC LP. CVC LP holds direct and indirect investments in Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A.


                            Brasilia, March 10, 2005.
                             Belem, March 10, 2005.



                      Tele Norte Celular Participacoes S.A.

                              Amazonia Celular S.A.


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